Filed by GigCapital7 Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-42262

Subject Company: GigCapital7 Corp.

Hadron Energy Appoints Ken Canavan as Chief Operating Officer, Rahul Shukla as Chief Financial Officer, and Expands Technical, Regulatory, and Board Leadership

New York, NY – Hadron Energy, Inc. (“Hadron” or “Company”) today announced the appointment of Ken Canavan as Chief Operating Officer (COO) and Rahul Shukla as Chief Financial Officer (CFO), alongside the addition of Dr. Lander Ibarra and Jason Christensen to its senior technical and regulatory leadership team. The Company also announced that following the closing of its business combination with GigCapital7 Corp. (Nasdaq: GIG), that in addition to the individuals previously announced as joining the post-combination company’s Board of Directors, Raanan Horowitz will be an eighth member of the post-combination Hadron Board of Directors and will serve as Chair of the Nominating and Corporate Governance Committee and as a member of the Audit Committee.

Together, these appointments further strengthen Hadron’s leadership as the Company advances toward commercialization of its Halo Micro-Modular Reactor (“MMR”) and prepares for its proposed $1.2 billion public listing through its business combination with GigCapital7.

Collectively, these additions bring deep experience across nuclear operations, advanced reactor licensing, regulatory engagement, manufacturing readiness, public-company finance, governance, and national security, reinforcing Hadron’s leadership team to support its future plans to execute First-of-a-Kind (“FOAK”) deployment of the Halo MMR and scale to repeatable commercial delivery.

Mr. Canavan joins Hadron as COO, bringing nearly four decades of experience across nuclear operations, advanced reactor development, global research and development (“R&D”), and enterprise transformation. His career spans leadership roles at owner-operators, national laboratories, global technology providers, and industry research institutions, positioning him uniquely to oversee Hadron’s FOAK-to-NOAK operational execution.

Most recently, Mr. Canavan served as President and Chief Executive Officer of E4 Carolinas, where he restructured and repositioned the organization for growth. Prior to that, he was Chief Technology Officer and Vice President of Nuclear Technology at Westinghouse Electric Company, leading the Global Technology Office and overseeing major innovation programs, including Accident Tolerant Fuel initiatives and the eVinci Microreactor program, a more than $200 million advanced reactor development effort.

Earlier in his career, Mr. Canavan spent over 15 years at the Electric Power Research Institute (EPRI) as Director of Nuclear Plant Technology, managing a global R&D portfolio exceeding $50 million annually. He began his career in nuclear safety and probabilistic risk assessment at utility owner-operators, including Three Mile Island and Oyster Creek.

As COO, Mr. Canavan will lead operations, program management, manufacturing strategy, supply-chain readiness, quality execution, and FOAK deployment.

Mr. Shukla joins Hadron as CFO with deep expertise in public-company finance, SEC reporting, capital structure, M&A integration, and Sarbanes-Oxley Act (“SOX”)-compliant financial operations, having led finance and accounting organizations across energy, healthcare, SaaS, and technology platforms.

He most recently served as Chief Accounting Officer at Stem, Inc., a publicly traded clean-energy software company, where he oversaw global accounting teams, led audit and SOX remediation efforts, managed complex technical accounting matters, and supported a $700 million acquisition integration.

Previously, Mr. Shukla held senior finance leadership roles at Natera, Inc. and eHealth, Inc., where he supported multiple public offerings totaling more than $1.6 billion in capital raised and materially accelerated close and reporting timelines. Mr. Shukla began his career at KPMG, focusing on M&A and transaction advisory, and holds a degree from the University of California, Berkeley Haas School of Business. As CFO, he will oversee financial strategy, capital markets readiness, SEC reporting, internal controls, and financial infrastructure.

Dr. Ibarra joins Hadron as a Principal Reactor Thermal-Hydraulics Engineer, bringing licensing-grade expertise in light-water reactor thermal-hydraulics, safety analysis, uncertainty quantification, and NQA-1 / 10 CFR Appendix B quality frameworks.

He most recently served as a Principal Nuclear Engineer at Argonne National Laboratory, where he led thermal-hydraulic methods development and software qualification for advanced reactor applications, served as software quality lead under ASME NQA-1 practices, and directed verification, validation, and configuration-control programs for safety-analysis tools. Previously, Dr. Ibarra spent more than a decade at GE Hitachi Nuclear Energy, supporting light water reactor reload licensing, stability analysis, and safety-limit methodologies across the operating boiling water reactor fleet.

Dr. Ibarra holds a Ph.D. in Nuclear Science and Engineering and has extensive experience interfacing with regulators on licensing-grade analyses. At Hadron, he will lead core thermal-hydraulic modeling, safety analysis, and licensing support for the Halo reactor.

Mr. Christensen joins Hadron as Director of Regulatory Affairs and Licensing, bringing more than 15 years of experience across the U.S. Nuclear Regulatory Commission (“NRC”), Idaho National Laboratory, and the Department of Energy’s (“DOE’s”) advanced reactor and microreactor programs. He currently serves as a Regulatory Development and Support Engineer at Idaho National Laboratory, where he supports the DOE Microreactor Program, GAIN, and regulatory development initiatives, including manufacturing license analysis, microreactor transportation, and regulatory technology development planning. Previously, Mr. Christensen served as a Construction Inspector and Materials Engineer at the U.S. NRC, with hands-on experience across 10 CFR Parts 50, 52, and 70; Appendix B; ITAAC inspections; and AP1000 construction oversight.

Earlier in his career, he worked as a nuclear engineer at Newport News Shipbuilding, supporting U.S. Navy nuclear propulsion programs. Mr. Christensen holds a B.S. in Mechanical Engineering, a Master’s in Engineering Management, and is currently completing an M.S. in Nuclear Science and Engineering. At Hadron, he will lead regulatory engagement, licensing strategy execution, and government-interface coordination.

Raanan Horowitz will join the post-combination Hadron Board of Directors and will serve as Chair of the Nominating and Corporate Governance Committee and as a member of the Audit Committee, strengthening the Board’s leadership in governance, national security engagement, and public-company oversight following Hadron’s consummation of its business combination with GigCapital7.

Mr. Horowitz is a seasoned chief executive and board director who previously served as President and CEO of Elbit Systems of America, where he led the U.S. subsidiary of a global defense-technology company into a $1.6 billion enterprise, overseeing operations across multiple U.S. locations and a workforce of more than 3,600 employees. His career reflects deep experience at the intersection of critical infrastructure, government customers, advanced technology, and highly regulated environments.

He currently serves on the boards of GigCapital7, DFW International Airport, Business Executives for National Security, Parry Labs, and the Institute for Defense Analyses, and is actively engaged with senior stakeholders across the Department of Defense, Department of Homeland Security, and U.S. national-security policy organizations. His experience includes supporting energy resilience, supply-chain security, and large-scale infrastructure deployment for mission-critical applications.

“These appointments collectively mark a major inflection point for Hadron,” said Samuel Gibson, Founder and Chief Executive Officer of Hadron. “Ken and Rahul anchor our operational and financial leadership as we move toward public markets, while Lander and Jason add world-class depth in licensing-grade engineering and regulatory execution. With Raanan joining Hadron’s announced post-closing Board with 8 total members led by Executive Chairman Dr. Avi Katz, Rannan further strengthens Hadron’s governance, national-security engagement, and long-term strategic positioning. Together, we hope this leadership team will significantly enhance our ability to deliver the Halo MMR safely, on schedule, and at scale.”

The appointments build on Hadron’s recent progress across NRC engagement, board formation, and its proposed $1.2 billion business combination with GigCapital7, reinforcing the Company’s position as a leading developer of light-water MMRs designed for near-term commercial deployment.

About Hadron Energy, Inc.

Hadron is a pioneer in MMR technology. Designed to deliver 10 MW of power, Hadron’s MMR will be smaller, more cost-effective, and faster to deploy than other proposed MMR power solutions. The revolutionary design of Hadron’s MMR allows its reactor core and containment shell to be transportable in a shipping container, providing a versatile deployment model for end users. Whether powering an artificial intelligence data center, remote community, or an industrial hub, Hadron’s MMR is expected to provide a reliable, safe and scalable nuclear energy solution. For more information, please visit https://www.hadronenergy.com/.

About GigCapital7 Corp.

GigCapital7 Corp. is a Private-to-Public Equity (PPE)™ company, also known as a special purpose acquisition company (SPAC), with a Mentor-Investor™ methodology and a mission to partner with a high technology differentiating company to forge a successful path to the public markets through a business combination. GigCapital7 Corp. aims to partner with an innovative company with exceptional leaders in order to create an industry-leading partnership that will be successful for years to come.

Private-to-Public Equity (PPE)™ and “Mentor-Investor™ are trademarks of GigManagement, LLC, a member entity of GigCapital Global and affiliate of GigCapital7 Corp., used pursuant to agreement.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Hadron’s or GigCapital7’s future financial or operating performance. For example, statements regarding the construction and performance of the Hadron Halo, Hadron’s anticipated growth and other metrics; the anticipated future demand of energy; the future demand and commercialization of the Hadron MMR; potential relationships or engagements; the outcome of Hadron’s regulatory submissions; and statements regarding the consummation and benefits of the business combination between the parties and the anticipated timing of the completion of the business combination are all forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations thereof or similar terminology.

These forward-looking statements regarding future events and the future results of Hadron and GigCapital7 are based upon estimates and assumptions that, while considered reasonable by Hadron, GigCapital7, and their respective management teams, are inherently uncertain and subject to risks, variability and contingencies, many of which are beyond Hadron’s or GigCapital7’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or other definitive agreements in connection thereto; the outcome of any legal proceedings that may be instituted against Hadron, GigCapital7 or others following the announcement of the business combination and any definitive agreements with respect thereto; the inability to complete the business combination due to the failure to obtain consents and approvals of the shareholders of GigCapital7; failure to obtain financing to complete the business combination or to satisfy other conditions to closing; delays or failures to obtain necessary regulatory approvals required to complete the business combination or related transactions; changes to the proposed structure of the business combination as a result of applicable laws, regulations or conditions; projections, estimates and forecasts of revenue and other financial and performance metrics; projections about industry trends and market opportunity; expectations relating to the demand for Hadron’s MMR; Hadron’s ability to scale and grow its business; the cash position of Hadron following closing of the business combination; the ability to meet listing standards in connection with, and following, the consummation of the business combination the risk that the business combination disrupts current plans and operations of Hadron as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of Hadron to successfully commercialize its MMR, and Hadron’s ability to source and maintain key relationships with management and key employees; costs related to the business combination; changes in applicable laws and regulations; political and economic developments and market volatility; the risk that Hadron does not ever enter into any definitive agreements in connection with commercialization of its technology; the risk that Hadron is pursuing an emerging market; and other risks and uncertainties set forth under “Risk Factors” and other documents filed, or to be filed, with the SEC by GigCapital7 and/or Hadron, including the Registration Statement that Hadron and GigCapital7 intend to file in connection with the business combination.

If any of these risks materialize or Hadron’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements. There may be additional risks that Hadron or GigCapital7 do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Hadron or GigCapital7 reflect the expectations, plans or forecasts of future events and views of Hadron and GigCapital7 and speak only as of the date they are made. Neither Hadron nor GigCapital7 undertake any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. These forward-looking statements should not be relied upon as representing Hadron’s or GigCapital7’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Transaction and Where to Find It

The proposed transaction will be submitted to GigCapital7’s shareholders for their consideration and approval. GigCapital7and Hadron intend to file the Registration Statement with the SEC, which will include preliminary and definitive proxy statements to be distributed to GigCapital7’s shareholders in connection with GigCapital7’s solicitation of proxies for the shareholder vote in connection with the proposed business combination, the prospectus relating to the offer of securities to be issued in connection with the business combination, and other matters to be described in the Registration Statement. After the Registration Statement has been filed and declared effective by the SEC, GigCapital7 will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents (the “GigCapital7Shareholder Materials”) to its shareholders as of the record date established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, GIGCAPITAL7’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH GIGCAPITAL7’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GIGCAPITAL7, HADRON AND THE PROPOSED BUSINESS COMBINATION. Shareholders and other interested parties may obtain a copy of these documents, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to GigCapital7 Corp., Attn: Corporate Secretary, 1731 Embarcadero Rd., Suite 200, Palo Alto, CA.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION OR ANY INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Hadron, GigCapital7 and their respective directors, executive officers, management and employees, under SEC rules, may be deemed to be participants in a solicitation of proxies of GIG’s shareholders in connection with the business combination. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of GigCapital7’s directors and executive officers in its filings with the SEC, including GigCapital7’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 6, 2025, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 16, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GIG shareholders in connection with the business combination will be set forth in the Registration Statement, along with information concerning the interests of Hadron’s and GigCapital7’s participants in the solicitation. Such interests may in some cases be different from those of Hadron’s or GigCapital7’s equity holders generally.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus filed with the SEC meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Hadron Energy Investor Center:

https://www.hadronenergy.com/investor-relations

Hadron Energy Media & Investor Contact:

Samuel Gibson

Chief Executive Officer

sgibson@hadronenergy.com

GigCapital7 Investor Contact:

Christine M. Marshall

Chief Financial Officer

christine@gigcapitalglobal.com